EXHIBIT 99.4

Third Quarter 2018

Message from the Chair of the Board and the President and Chief Executive Officer

Third quarter

Hydro-Québec recorded net income of $309 million for the third quarter of 2018, an increase of $21 million compared to $288 million in the same period in 2017. This increase is partly due to electricity demand growth in the Québec residential sector and commercial, institutional and small industrial sector. A number of factors account for this growth, including the strength of the Québec economy, a rise in housing starts and the company’s market development initiatives, particularly to attract new data centers to the province.

On markets outside Québec, the net export volume reached 10.1 TWh, an unprecedented level for a third quarter and a 0.5-TWh increase over the same period last year. However, the positive impact of this volume growth was offset by the impact of the lower average export price obtained.

Summary of results for the first three quarters

For the nine months ended September 30, 2018, Hydro-Québec posted net income of $2,576 million, a $386-million increase compared to $2,190 million a year earlier.

This marked increase is mainly due to the creation, in the second quarter, of a strategic partnership between Hydro-Québec and the multinational company Dana, under which Hydro-Québec sold a 55% interest in its subsidiary TM4 to Dana. The gain from this transaction amounted to $277 million.

On markets outside Québec, Hydro-Québec Production’s net electricity exports rose by $11 million to $1,235 million. The first nine months of 2018 were marked by a record volume of net exports. Thanks to the solid performance of the company’s generating and transmission facilities, net exports totaled 28.8 TWh, or 1.7 TWh more than the previous record, set in the corresponding period of 2017.

On the Québec market, electricity supplies provided by Hydro-Québec Production to Hydro-Québec Distribution increased by $75 million compared to the same period in 2017. This growth is partly due to a larger volume of peak supplies, given the milder temperatures during the first quarter last year.

Consolidated results for the first three quarters

Revenue totaled $10,699 million, compared to $9,918 million for the first nine months of 2017. Revenue from electricity sales in Québec amounted to $8,736 million, or $244 million more than last year, because of two main factors. First, temperatures had a positive impact on sales volume. Whereas winter 2016–2017 had been slightly milder than normal, winter 2017–2018 saw near-normal temperatures; in addition, temperatures in April 2018 were 3°C below climate normals, and average temperatures in summer 2018 were above seasonal normals. Second, baseload demand grew in the residential sector as well as the commercial, institutional and small industrial sector. Revenue from electricity sales on markets outside Québec was $1,350 million, compared to $1,269 million in 2017. Other revenue rose by $456 million to $613 million, essentially because of the recognition of the gain on the partial sale of TM4 as well as the difference in the net amounts that Hydro-Québec may recover from customers or must pay to them, primarily in connection with revenue variances related to climate conditions and variances in electricity supply costs.

Total expenditure amounted to $6,150 million, compared to $5,870 million in 2017. The increase is partly the result of a $164-million rise in Hydro-Québec Distribution’s electricity purchases from third parties, due to the commissioning of new wind farms, among other things.

Financial expenses totaled $1,973 million in 2018, or $115 million more than the $1,858 million recorded in 2017. On the one hand, interest on debt securities rose by $106 million, mainly because of the impact of the 2017 and 2018 borrowing programs and higher interest rates. On the other hand, capitalized financial expenses decreased by $43 million, essentially as a result of the commissioning of Romaine-3 generating station in September 2017.

Segmented results for the first three quarters

Generation

Hydro-Québec Production posted net income of $1,488 million, a $29-million increase compared to $1,459 million in the first nine months of 2017. The volume of net electricity exports reached a historic high of 28.8 TWh, generating $1,235 million, or $11 million more than the $1,224 million recorded a year earlier. Net electricity sales to Hydro-Québec Distribution rose by $75 million, partly on account of the higher volume of electricity supplies during peak demand periods. Depreciation and amortization expense and financial expenses increased by $22 million and $49 million, respectively, essentially because of the commissioning of Romaine-3 generating station in September 2017.

Transmission

Hydro-Québec TransÉnergie’s net income was $511 million in 2018, comparable to the $530 million posted in the corresponding period of 2017.

Distribution

Hydro-Québec Distribution recorded net income of $308 million, compared to $185 million in the same period in 2017. On the one hand, revenue grew by $443 million over last year. This is mainly because of a $244-million increase in electricity sales in Québec, due to temperature variances and higher baseload demand in the residential sector as well as the commercial, institutional and small industrial sector. It also results from a $164-million difference in the net amounts that Hydro-Québec may recover from customers or must pay to them, primarily in connection with revenue variances related to climate conditions and variances in electricity supply costs. On the other hand, electricity purchases, the related

Page 2	Third Quarter 2018

transmission costs and fuel purchases rose by $319 million. More specifically, supplies from Hydro-Québec Production increased by $75 million, while electricity purchases from third parties increased by $164 million, partly because of the commissioning of new wind farms.

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. These projects are carried out by Hydro-Québec Innovation, équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity in this segment totaled $1,456 million, compared to $1,768 million a year earlier. The main projects under way for Hydro-Québec Production include ongoing construction of the Romaine hydroelectric complex and the refurbishment of various structures at Beauharnois generating station. The division also started refurbishing a fourth unit at Robert-Bourassa generating station. Work in progress for Hydro-Québec TransÉnergie includes the 735-kV Chamouchouane–Bout-de-l’Île project, as well as various projects stemming from continued investment in asset reliability and sustainment.

Investment

During the first nine months of 2018, Hydro-Québec invested $2,376 million in property, plant and equipment and intangible assets, compared to $2,586 million in the same period in 2017.

A large part of Hydro-Québec Production’s investments was allocated to ongoing construction of the Romaine complex. At the same time, the division continued investing to ensure the long-term operability of its facilities and optimize their output. For instance, refurbishment is under way at Robert-Bourassa and Beauharnois generating stations.

Hydro-Québec TransÉnergie allocated part of its investments to erecting transmission lines, in particular some 400 km of lines that will connect Chamouchouane substation to the Montréal metropolitan loop as part of the 735-kV Chamouchouane–Bout-de-l’Île project. Work also went ahead on the integration of wind farms built in response to Hydro-Québec Distribution’s calls for tenders, the construction of Judith-Jasmin substation and the connection of the Romaine complex as part of the project to expand the transmission system in the Minganie region. In addition, the division continued to upgrade and modernize its facilities to ensure the reliability and long-term operability of its transmission assets and enhance service quality. An example of this is the ongoing work on the architecture development plan for the 315-kV system on the island of Montréal.

Hydro-Québec Distribution kept up investments to handle the growth of its customer base, as well as to maintain and improve the quality of its facilities. Its growth projects include connecting Judith-Jasmin substation to the distribution system.

Third Quarter 2018	Page 3

Financing

During the third quarter, Hydro-Québec made two bond issues maturing in 2055 on the Canadian capital market, at an average cost of 3.04%. These issues raised $1.2 billion.

The proceeds were used to support part of the investment program and to refinance maturing debt.

	Jacynthe Côté	Éric Martel

	Chair of the Board	President and Chief Executive Officer

November 16, 2018

Page 4	Third Quarter 2018

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2018	2017	2018	2017

Revenue	6, 12	2,901	2,753	10,699	9,918

Expenditure

Operations		649	635	2,051	1,974

Other components of employee future benefit cost	9	(85)	(83)	(255)	(248)

Electricity and fuel purchases		444	392	1,578	1,409

Depreciation and amortization	4	659	649	1,963	1,944

Taxes		264	246	813	791
		1,931	1,839	6,150	5,870

Income before financial expenses		970	914	4,549	4,048

Financial expenses	5	661	626	1,973	1,858

Net income		309	288	2,576	2,190

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30
	Notes	2018	2017	2018	2017

Net income		309	288	2,576	2,190

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	3	(39)	73	24

Net change in employee future benefits		30	25	89	74

Translation differences in financial statements of foreign operations		(1)	(1)	1	(3)

		32	(15)	163	95

Comprehensive income		341	273	2,739	2,285

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2018	Page 5

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at September 30, 2018	As at December 31, 2017

ASSETS
Current assets
Cash and cash equivalents		2,346	537
Short-term investments		929	1,112
Accounts receivable and other receivables		2,082	2,486
Derivative instruments	7	36	69
Regulatory assets		122	124
Materials, fuel and supplies		248	228
		5,763	4,556

Property, plant and equipment		64,597	63,990
Intangible assets		859	871
Investments	6	1,019	890
Derivative instruments	7	123	19
Regulatory assets		4,492	4,717
Other assets		767	687

		77,620	75,730

LIABILITIES
Current liabilities
Borrowings		1,572	8
Accounts payable and accrued liabilities		2,048	2,508
Dividend payable		–	2,135
Accrued interest		494	895
Asset retirement obligations		64	65
Derivative instruments	7	79	187
Current portion of long-term debt	7	1,050	1,183
		5,307	6,981

Long-term debt	7	44,938	43,825
Asset retirement obligations		793	799
Derivative instruments	7	75	22
Regulatory liabilities		378	366
Other liabilities		3,407	3,731
Perpetual debt	7	259	251
		55,157	55,975

EQUITY

Share capital		4,374	4,374
Retained earnings		20,519	17,972
Accumulated other comprehensive income	10	(2,430)	(2,591)
		22,463	19,755

		77,620	75,730

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Member of the Audit Committee	Chair of the Board

Page 6	Third Quarter 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)				Nine months ended September 30
	Notes	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2017		4,374	17,972	(2,591)	19,755
Adjustments related to the adoption of a change in accounting policy	2	–	(29)	(2)	(31)

Net income		–	2,576	–	2,576
Other comprehensive income	10	–	–	163	163

Balance as at September 30, 2018		4,374	20,519	(2,430)	22,463

Balance as at December 31, 2016		4,374	17,261	(1,931)	19,704

Net income		–	2,190	–	2,190
Other comprehensive income	10	–	–	95	95

Balance as at September 30, 2017		4,374	19,451	(1,836)	21,989

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2018	Page 7

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30
	Notes	2018	2017	2018	2017

Operating activities
Net income		309	288	2,576	2,190
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	659	649	1,963	1,944
Amortization of premiums, discounts and issue expenses related to debt securities		51	48	150	140
Deficit of net cost recognized with respect to amounts paid for employee future benefits		(29)	(46)	(116)	(159)
Gain on partial sale of a subsidiary	6	–	–	(277)	–
Other		16	111	92	344
Regulatory assets and liabilities		(11)	(11)	(140)	(145)
Change in non-cash working capital items	8	(179)	175	(489)	(211)
		816	1,214	3,759	4,103

Investing activities
Additions to property, plant and equipment		(847)	(1,027)	(2,306)	(2,519)
Additions to intangible assets		(20)	(23)	(70)	(67)
Partial sale of a subsidiary, net of cash disposed		–	–	160	–
Net change in short-term investments and sinking fund		(135)	(200)	159	452
Other		16	4	28	9
		(986)	(1,246)	(2,029)	(2,125)

Financing activities
Issuance of long-term debt		1,238	597	1,828	636
Repayment of long-term debt		(1,166)	(14)	(1,209)	(1,404)
Cash receipts arising from credit risk management		699	758	2,631	4,017
Cash payments arising from credit risk management		(923)	(1,391)	(2,609)	(4,706)
Net change in borrowings		115	515	1,556	1,635
Dividend paid		–	–	(2,135)	(2,146)
Other		3	(19)	14	(31)
		(34)	446	76	(1,999)

Foreign currency effect on cash and cash equivalents		(5)	(9)	3	(19)

Net change in cash and cash equivalents		(209)	405	1,809	(40)

Cash and cash equivalents, beginning of period		2,555	798	537	1,243

Cash and cash equivalents, end of period		2,346	1,203	2,346	1,203

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

Page 8	Third Quarter 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2018 and 2017

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2017.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2017, except for the recent changes.

Management is of the opinion that these quarterly consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until November 16, 2018, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Changes to Accounting Policies

RECENT CHANGES

Hedge accounting

On January 1, 2018, Hydro-Québec early adopted Accounting Standards Update (“ASU”) 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, issued by the Financial Accounting Standards Board (the “FASB”). This ASU amends the requirements related to hedging relationships in order to simplify the application of hedge accounting and to improve the transparency of information provided in the financial statements regarding an entity’s risk management activities.

ASU 2017-12 was applied on a modified retrospective basis. For cash flow hedging relationships, its adoption led to the non-recognition of the ineffective portion of existing relationships in results. As at January 1, 2018, this change resulted in a $2-million increase in retained earnings and an equivalent decrease in accumulated other comprehensive income. Moreover, the ASU provides for simplified measurement of existing fair value hedges, which translated into a $31-million increase in long-term debt and an equivalent decrease in retained earnings. Prior-year figures have not been restated.

Statement of cash flows

On January 1, 2018, Hydro-Québec adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how certain items are presented and classified in the statement of cash flows. It was applied on a full retrospective basis and did not have an impact on Hydro-Québec’s consolidated financial statements.

Financial instruments

On January 1, 2018, Hydro-Québec adopted ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU provides guidance on the recognition and measurement of financial assets and financial liabilities. It was applied on a modified retrospective basis and did not have an impact on Hydro-Québec’s consolidated financial statements.

Third Quarter 2018	Page 9

Note 2	Changes to Accounting Policies (continued)

Revenue

On January 1, 2018, Hydro-Québec adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. This ASC provides revenue recognition guidance to apply when transferring goods and services to customers, for an amount that reflects the payment that the entity expects to receive in exchange for those goods and services.

ASC 606 was applied on a modified retrospective basis to contracts not yet completed as at January 1, 2018. It has not had any significant impact on Hydro-Québec’s consolidated financial statements.

However, the revenue accounting policy was amended as follows:

Hydro-Québec supplies the Québec market with electricity and also sells power on wholesale markets in Canada and the United States. Substantially all revenue from ordinary activities is derived from electricity sales contracts made with customers. These sales are recognized over time, based on the electricity delivered and the amount that Hydro-Québec is entitled to bill customers in accordance with regulated rates or contractual provisions.

Intangible assets

On September 1, 2018, Hydro-Québec early adopted ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The ASU specifies the accounting treatment for the implementation costs of a cloud computing arrangement (hosting arrangement) considered to be a service contract. It was applied on a prospective basis and has not had any significant impact on Hydro-Québec’s consolidated financial statements.

STANDARDS ISSUED BUT NOT YET ADOPTED

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU provides guidance on lease definition, recognition and presentation and requires, in particular, the recognition of assets and liabilities by lessees for all operating and finance leases with a term of more than 12 months.

In January 2018, the FASB issued ASU 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842. This ASU provides a practical expedient to not evaluate under ASC 842, Leases, existing or expired easement agreements as at the date this standard is adopted, namely January 1, 2019, and which were not previously accounted for as leases under ASC 840, Leases. Furthermore, it specifies that easement agreements must be analyzed under ASC 842 to determine if they meet the definition of a lease before applying the guidance set forth in ASC 350, Intangibles—Goodwill and Other.

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. This ASU offers entities an additional transition method allowing the cumulative effect of initially applying ASC 842 to be recognized as an adjustment to the opening balance of retained earnings as of the adoption date of the standard, namely January 1, 2019. It also specifies that under certain conditions, lessors may apply a practical expedient allowing them not to separate lease and nonlease components in a contract.

These ASUs will be applied on a modified retrospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2019. Hydro-Québec is currently examining their impact on its consolidated financial statements.

Page 10	Third Quarter 2018

Note 2	Changes to Accounting Policies (continued)

Financial instruments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value through net income. It will be applied on a modified retrospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2021. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Contributions received and contributions made

In June 2018, the FASB issued ASU 2018-08, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. The purpose of this ASU is to provide clarification to not-for-profit entities, as well as to entities that receive or make contributions, regarding the scope of application of ASC 958, Not-for-Profit Entities, and the accounting guidance for contributions. It will be applied on a modified prospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2019. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Disclosure to be provided for fair value measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure required for fair value measurement. It will be applied on a prospective or retrospective basis, depending on the type of disclosure required, to the financial statements for annual periods beginning on or after January 1, 2020. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Employee future benefits

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans. This ASU modifies the guidance on disclosure requirements for employers that sponsor defined benefit pension or other post-retirement plans. It will be applied on a retrospective basis to the financial statements for annual periods ending after December 15, 2020. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Note 3	Regulation

DISTRIBUTION

In decisions D-2018-025 of March 7, 2018, and D-2018-030 of March 23, 2018, the Régie de l’énergie (the “Régie”) authorized an increase of 0.3% in all Hydro-Québec electricity rates except Rate L, which remained unchanged. The new rates are effective as of April 1, 2018. The authorized return on the rate base was set at 7.08%, assuming a capitalization with 35% equity.

The Régie also authorized the Distributor to include in its 2018–2019 rates a credit amount of $40 million for variances in electricity supply costs for 2016 and 2017, a debit amount of $47 million for revenue variances related to climate conditions in 2016 and 2017, and a credit amount of $2 million corresponding to the balance, as at December 31, 2017, of the variance account for amendments to ASC 715, Compensation—Retirement Benefits.

Lastly, the Régie authorized the Distributor to create a non-rate-base, interest-bearing variance account to record certain costs incurred under the Demand Response Program for business customers. As at September 30, 2018, an amount of $3 million had been recognized in this account.

In decision D-2018-132 of September 19, 2018, the Régie authorized the Distributor to create a provisional non-rate-base, interest-bearing variance account to record the gain from the impending disposal of a property in a sale and leaseback transaction. As at September 30, 2018, no amount had been recognized in this account.

TRANSMISSION

In decisions D-2018-021 of March 6, 2018, and D-2018-035 of March 28, 2018, the Régie set Hydro-Québec’s power transmission rates for 2018. The authorized return on the rate base was set at 7.0%, assuming a capitalization with 30% equity.

The Régie also authorized the Transmission Provider to include in its 2018 rates a credit amount of $34 million from the variance account for amendments to ASC 715, Compensation—Retirement Benefits.

Third Quarter 2018	Page 11

Note 4	Depreciation and Amortization

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Property, plant and equipment	559	553	1,715	1,648
Intangible assets	27	43	87	132
Regulatory assets and liabilities	62	44	145	133
Retirement of capital assets	11	9	16	31
	659	649	1,963	1,944

Note 5	Financial Expenses

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Interest on debt securities	673	634	1,993	1,887
Net exchange loss (gain)	2	6	(4)	10
Guarantee fees related to debt securities[a]	54	54	161	163
	729	694	2,150	2,060
Less
Capitalized financial expenses	48	59	127	170
Net investment income	20	9	50	32
	68	68	177	202
	661	626	1,973	1,858

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 6	Investments

On June 22, 2018, Hydro-Québec sold 55% of the shares of its subsidiary TM4 Inc. (“TM4”) to an independent third party for a cash consideration of $165 million.

As a result of this transaction, Hydro-Québec ceased to consolidate TM4, and the 45% interest retained was measured at fair value.

A $277-million gain on the partial sale of TM4, including $125 million resulting from the fair value measurement of the interest retained, was recognized in Revenue.

The investment in TM4 is now accounted for using the equity method.

Page 12	Third Quarter 2018

Note 7	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses forward contracts and currency swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as forward contracts and interest rate swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at September 30, 2018[a]	As at December 31, 2017[a]

Forward contracts
Canadian dollars	(499)	(70)
U.S. dollars	204	202

Swaps
Canadian dollars	(6,843)	(6,938)
U.S. dollars	5,730	5,730

a)	Figures in parentheses represent amounts to be paid.

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. In this context, Hydro-Québec has traded foreign currency sales and purchase contracts for which open positions as at September 30, 2018, totaled a notional amount of US$1,689 million and US$1,018 million, respectively (US$885 million for sales contracts and nil for purchase contracts as at December 31, 2017).

Interest rate risk – Hydro-Québec uses forward rate agreements and interest rate swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec has traded electricity futures and swaps for which open positions as at September 30, 2018, totaled 23.6 TWh (22.5 TWh as at December 31, 2017), natural gas futures for which open positions as at September 30, 2018 and December 31, 2017, totaled 0.5 million MMBtu, petroleum product swaps for which open positions as at September 30, 2018, totaled 11.1 million litres (no open positions as at December 31, 2017), as well as aluminum swaps for which open positions as at September 30, 2018, totaled 310,650 tonnes (410,125 tonnes as at December 31, 2017).

Third Quarter 2018	Page 13

Note 7	Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at September 30, 2018

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets

Contracts – Currency risk	–	836	9	845

Contracts – Interest rate risk	302	5	–	307

Contracts – Price risk	–	46	47	93

	302	887	56	1,245
Liabilities

Contracts – Currency risk	–	(204)	(135)	(339)

Contracts – Interest rate risk	–	(5)	–	(5)

Contracts – Price risk	–	(136)	(8)	(144)

	–	(345)	(143)	(488)

Total	302	542	(87)	757

			As at December 31, 2017

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets

Contracts – Currency risk	–	769	51	820

Contracts – Interest rate risk	420	3	2	425

Contracts – Price risk	–	8	61	69

	420	780	114	1,314
Liabilities

Contracts – Currency risk	–	(266)	(251)	(517)

Contracts – Interest rate risk	–	–	–	–

Contracts – Price risk	–	(267)	(24)	(291)

	–	(533)	(275)	(808)

Total	420	247	(161)	506

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at September 30, 2018, $(115) million was in consideration of amounts received or disbursed [$(210) million as at December 31, 2017] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Page 14	Third Quarter 2018

Note 7	Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

	As at September 30, 2018				As at December 31, 2017

	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet
Assets

Current	81	(33)	(12)	36	143	(68)	(6)	69

Long-term	1,164	(301)	(740)	123	1,171	(527)	(625)	19
	1,245	(334)	(752)	159	1,314	(595)	(631)	88

Liabilities

Current	(214)	135	–	(79)	(509)	321	1	(187)

Long-term	(274)	199	–	(75)	(299)	274	3	(22)

	(488)	334	–	(154)	(808)	595	4	(209)

Total	757	–	(752)	5	506	–	(627)	(121)

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at September 30, 2018, $138 million receivable from clearing agents in consideration of net cash payments was included in Accounts receivable and other receivables, under Current assets on the balance sheet ($111 million as at December 31, 2017).

Third Quarter 2018	Page 15

Note 7	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

				Three months ended September 30, 2018

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income[a]	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		124	137	[b]	12

Contracts – Interest rate risk	61		(29)	1[c]		(1)

Contracts – Price risk	–		64	24[d]		14

	61	[c,e]	159	162[e]		25 [e,f]

Impact of hedged items on results	(59)			(163)		(16)

					Three months ended September 30, 2017

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges				Losses (gains) on derivatives not designated as hedges

	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results	Effective portion reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		200	–	237	[b]	52

Contracts – Interest rate risk	67		(3)	–	–		(3)

Contracts – Price risk	–		55	(5)[d]	(24)[d]		(4)
	67	[c,e]	252	(5)	213	[e]	45 [e,f]

Impact of hedged items on results	(65)				(213)		(53)

a)	Following the adoption of ASU 2017-12, the amounts for 2018 include the ineffective portion of the hedging relationships previously presented in results.

b)	In 2018, $12 million was recognized in Revenue [$(31) million in 2017], and $125 million in Financial expenses ($268 million in 2017).

c)	These amounts were recognized in Financial expenses.

d)	These amounts were recognized in Revenue.

e)

In 2018, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled $2,901 million, $444 million and $661 million, respectively ($2,753 million, $392 million and $626 million in 2017).

f)

These instruments are essentially related to integrated risk management transactions. The impact of these instruments on results is recognized in the line items affected by the managed risk. Therefore, in 2018, $9 million was recognized in Revenue ($2 million in 2017), $2 million in Electricity and fuel purchases [$(6) million in 2017], and $14 million in Financial expenses ($49 million in 2017).

Page 16	Third Quarter 2018

Note 7	Financial Instruments (continued)

				Nine months ended September 30, 2018

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income[a]	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		(122)	(234)[b]		(80)

Contracts – Interest rate risk	99		(6)	3	[c]	1

Contracts – Price risk	–		(35)	141	[d]	14

	99	[c,e]	(163)	(90)[e]		(65)[e,f]

Impact of hedged items on results	(94)			100		76

						Nine months ended September 30, 2017

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges					Losses (gains) on derivatives not designated as hedges

	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results		Effective portion reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		387	(1)[b]		478	[b]	32

Contracts – Interest rate risk	110		(7)	–		2	[c]	(5)

Contracts – Price risk	–		(60)	6	[d]	(136)[d]		(50)

	110	[c,e]	320	5		344	[e]	(23)[e,f]

Impact of hedged items on results	(107)					(344)		(41)

a)	Following the adoption of ASU 2017-12, the amounts for 2018 include the ineffective portion of the hedging relationships previously presented in results.

b)	In 2018, $2 million was recognized in Revenue [$(41) million in 2017], and $(236) million in Financial expenses ($518 million in 2017).

c)	These amounts were recognized in Financial expenses.

d)	These amounts were recognized in Revenue.

e)

In 2018, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled $10,699 million, $1,578 million and $1,973 million, respectively ($9,918 million, $1,409 million and $1,858 million in 2017).

f)

These instruments are essentially related to integrated risk management transactions. The impact of these instruments on results is recognized in the line items affected by the managed risk. Therefore, in 2018, $25 million was recognized in Revenue [$(45) million in 2017], $(10) million in Electricity and fuel purchases [$(9) million in 2017], and $(80) million in Financial expenses ($31 million in 2017).

Third Quarter 2018	Page 17

Note 7	Financial Instruments (continued)

During the first nine months of 2018, Hydro-Québec reclassified a net loss of $10 million from Accumulated other comprehensive income to results after having discontinued cash flow hedges (nil for the first nine months of 2017).

As at September 30, 2018, the net loss presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months was estimated at $24 million ($34 million as at September 30, 2017).

As at September 30, 2018 and 2017, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except in the case of the items presented in the table below:

	As at September 30, 2018			As at December 31, 2017
	Carrying amount		Fair value	Carrying amount		Fair value
Long-term debt[a]	45,988	[b]	58,880	45,008	[b]	61,271
Perpetual debt	259		238	251		204

a)	Including the current portion.

b)

This includes an amount of $2,001 million ($1,829 million in 2017) for debts subject to a fair value hedge, which resulted in an adjustment of $292 million in connection with the hedged risk ($359 million in 2017) for existing hedging relationships and of $(96) million [$(100) million in 2017] for relationships discontinued by Hydro-Québec.

ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at September 30, 2018, accounts receivable and other receivables included $1,521 million ($2,030 million as at January 1, 2018) from contracts entered into with customers, of which unbilled electricity deliveries totaled $760 million ($1,496 million as at December 31, 2017).

Note 8	Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Change in non-cash working capital items

Accounts receivable and other receivables	270	410	410	386

Materials, fuel and supplies	(13)	2	(25)	2

Accounts payable and accrued liabilities	(19)	166	(447)	(158)

Accrued interest	(417)	(403)	(427)	(441)
	(179)	175	(489)	(211)

Investing activities not affecting cash

Increase in property, plant and equipment	17	24	49	56

Interest paid	935	875	2,030	1,928

Page 18	Third Quarter 2018

Note 9	Employee Future Benefits

			Three months ended September 30
	Pension Plan		Other plans
	2018	2017	2018	2017

Current service cost	127	108	12	11
Other components of employee future benefit cost

Interest on obligations	209	198	13	11

Expected return on plan assets	(383)	(356)	(1)	–

Amortization of net actuarial loss	69	56	7	6

Amortization of past service costs (credits)	2	3	(1)	(1)
	(103)	(99)	18	16

Net cost recognized	24	9	30	27

			Nine months ended September 30
	Pension Plan		Other plans
	2018	2017	2018	2017

Current service cost	379	323	36	33
Other components of employee future benefit cost

Interest on obligations	627	594	39	36

Expected return on plan assets	(1,149)	(1,067)	(3)	(2)

Amortization of net actuarial loss	207	167	22	19

Amortization of past service costs (credits)	5	8	(3)	(3)
	(310)	(298)	55	50

Net cost recognized	69	25	91	83

Third Quarter 2018	Page 19

Note 10	Accumulated Other Comprehensive Income

				Nine months ended September 30, 2018

	Note	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income
Balance as at December 31, 2017		(406)	(2,186)	1	(2,591)
Adjustments related to the adoption of a change in accounting policy	2	(2)	–	–	(2)
		(408)	(2,186)	1	(2,593)

Other comprehensive income before reclassifications		163	–	1	164
Amounts reclassified to results		(90)	89	–	(1)

Other comprehensive income		73	89[a]	1	163

Balance as at September 30, 2018		(335)	(2,097)	2	(2,430)

				Nine months ended September 30, 2017

		Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance as at December 31, 2016		(135)	(1,799)	3	(1,931)

Other comprehensive income before reclassifications		(320)	–	(3)	(323)
Amounts reclassified to results		344	74	–	418

Other comprehensive income		24	74[a]	(3)	95

Balance as at September 30, 2017		(111)	(1,725)	–	(1,836)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(142) million as at September 30, 2018 [$(117) million as at September 30, 2017].

Page 20	Third Quarter 2018

Note 11	Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at September 30, 2018, the amortized cost of the long-term debts concerned was $3,299 million.

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated operating results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various operations carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of these claims.

As well, in November 2006, the Innus of Pessamit reactivated a case instituted in 1998 aimed at obtaining, among other things, the  recognition  of  ancestral  rights  related  to  Québec  lands  on  which  certain  hydroelectric  generating  facilities  belonging  to  the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim. In 2015, the Superior Court granted a motion in which the Innus of Pessamit requested that proceedings be stayed. In November 2017, the parties agreed on a new schedule for the recommencement of proceedings, under which the Innus of Pessamit have until June 2019 to complete the expert assessments they intend to file. A case management conference will then be convened.

Note 12	Segmented Information

The following tables present information on segment results and assets:

	Three months ended September 30, 2018
	Generation	Transmission	Distribution		Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	457	30	2,402	[a]	–	12	–	2,901

Intersegment customers	947	853	19		598	455	(2,872)	–

Net income (loss)	302	166	(167)		–	8	–	309

a)	Including an amount of $(42) million for variance accounts related to weather conditions.

	Three months ended September 30, 2017
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	449	18	2,281	–	5	–	2,753

Intersegment customers	945	828	18	768	419	(2,978)	–

Net income (loss)	301	175	(205)	–	17	–	288

Third Quarter 2018	Page 21

Note 12	Segmented Information (continued)

	Nine months ended September 30, 2018
	Generation	Transmission	Distribution		Construction	Corporate and Other Activities		Intersegment eliminations and adjustments	Total

Revenue

External customers	1,402	103	8,879	[a]	–	315	[b]	–	10,699

Intersegment customers	3,538	2,547	60		1,456	1,351		(8,952)	–

Net income	1,488	511	308		–	269		–	2,576

Total assets as at September 30, 2018	32,937	23,103	13,308		42	8,413		(183)	77,620

a)	Including an amount of $(6) million for variance accounts related to weather conditions.

b)	Including a $277-million gain on the partial sale of a subsidiary.

	Nine months ended September 30, 2017
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	1,397	57	8,437	–	27	–	9,918

Intersegment customers	3,444	2,479	59	1,768	1,259	(9,009)	–

Net income	1,459	530	185	–	16	–	2,190

Total assets as at September 30, 2017	32,952	22,255	12,934	69	6,605	(194)	74,621

Note 13	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted in the current period.

Page 22	Third Quarter 2018

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30				Nine months ended September 30
Summary of Results	2018	2017	Change (%)		2018	2017	Change (%)

Revenue	2,901	2,753	5.4	h	10,699	9,918	7.9	h
Expenditure	1,931	1,839	5.0	h	6,150	5,870	4.8	h
Financial expenses	661	626	5.6	h	1,973	1,858	6.2	h
Net income	309	288	7.3	h	2,576	2,190	17.6	h

Third Quarter 2018	Page 23

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